CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

William Blair & Company, L.L.C.
As of December 31, 2019

With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William Blair & Company, LLC (consolidated)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 N. Riverside Plaza
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Zindel 312-364-9889
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1 N. Wacker Dr. (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jon Zindel _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William Blair & Company, LLC (consolidated) _____ , as of December 31 _____ , 20 19 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



"OFFICIAL SEAL"
MARIUSZ NIEDBALEC
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 07/19/2023



Signature

Chief Financial Officer
Title

Mariusz Niedbalec
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

William Blair & Company, L.L.C.

Contents



Report of Independent Registered Public Accounting Firm

To the Executive Committee and the Member of William Blair & Company, L.L.C.

Opinion on the Financial Statement – Consolidated Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of William Blair & Company, L.L.C. and its subsidiaries (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2020

We have served as the Company's auditor since 2017.

PricewaterhouseCoopers LLP*, One North WackerChicago, Illinois 60606*
T: (312) 298 2000, F:(312) 298 2001, www.pwc.com/us

William Blair & Company, L.L.C.

Consolidated Statement of Financial Condition
As of December 31, 2019
(in thousands)

Assets

Cash and cash equivalents		$ 371,189
Cash segregated under federal regulations and restricted cash		2,125
Collateralized agreements:		
Securities borrowed	2,153	
Securities purchased under agreements to resell	1,731	
		3,884
Receivables:		
Customers	8,805	
Brokers, dealers, and clearing organizations	21,438	
Member	4,015	
Affiliates	1,751	
Other Receivables	21,485	
		57,494
Deposits with clearing organizations		7,820
Trading securities owned, at fair value		10,559
Investments		12,770
Secured demand notes		
(collateral market value of $13,430)		13,075
Fixed assets, at cost (net of accumulated depreciation		
and amortization of $58,739)		17,507
Operating lease right-of-use assets		15,970
Other assets		28,995
Total assets		**$ 541,388**

Liabilities and Member's capital

Payables:		
Partners of the Member	13,430	
Brokers, dealers, and clearing organizations	602	
Other payables	17,691	
		31,723
Trading securities sold, not yet purchased at fair value		2,828
Accrued compensation		140,003
Accrued expenses		19,868
		194,422
Operating lease liabilities		17,776
Subordinated borrowings		13,075
Total liabilities		**$ 225,273**
Accumulated other comprehensive income		(3,822)
Member's capital		319,937
		316,115
Total liabilities and Member's capital		**$ 541,388**

See accompanying notes.

1. Organization and Nature of Operations

The consolidated statement of financial condition include the accounts of William Blair & Company, L.L.C. (WBC), a Delaware Limited Liability Company and its wholly owned subsidiary, William Blair International, Limited (WBIL) (collectively, the Company). WBC is a wholly owned subsidiary of WBC Holdings, L.P. (the Member). The Company is based in Chicago and has office locations in 13 cities. All intercompany balances and transactions between WBC and WBIL have been eliminated in consolidation of the statement of financial condition.

WBC is a registered securities broker-dealer under the Securities Exchange Act of 1934, a registered investment advisor under the Investment Advisers Act of 1940, and a member of the Financial Industry Regulatory Authority (FINRA). WBC is a global boutique financial services firm with expertise in investment banking and private wealth management (PWM). In addition, WBC provides execution and clearance services as well as equity research and related services to financial institutions, corporations, institutional investors, and securities dealers. WBC clears its retail brokerage business on a fully disclosed basis through National Financial Services (NFS). WBC is a market maker in listed securities.

WBIL is regulated by the UK Financial Conduct Authority (FCA) and is a United Kingdom limited company with branches in the Netherlands, Sweden and Germany. It also has three subsidiaries, one in Switzerland, William Blair Investment Services (Zurich) GmbH, which provides investment distribution, one in China, Wo Bai Business Consulting (Shanghai) Co. Ltd (Wo Bai), which provides investment research activities, and one established in December in Singapore, William Blair International (Singapore) Pte. Ltd., which is pending regulatory registrations.

The principal activities of WBIL are comprised of institutional sales and trading, investment banking and investment management throughout the United Kingdom and countries that make up the European Economic Area. The institutional sales activity is focused on selling proprietary research generated by WBC. The investment banking activity is focused on mergers and acquisitions advisory services, and the investment management activity is focused on the management of investment portfolios for institutional clients.

2. Significant Accounting Policies

2.1 Use of Estimates

The preparation of consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

2.2 Securities Transactions (continued)

Proprietary securities transactions are recorded on trade date. Customers' securities transactions are recorded on a settlement date basis.

Receivables from brokers, dealers and clearing organizations include receivables arising from unsettled securities transactions, receivables from clearing organizations, and amounts receivable for securities not delivered to the purchaser by the settlement date ("securities failed to deliver"). Payables to brokers, dealers and clearing organizations include payables arising from unsettled securities transactions, payables to clearing organizations and amounts payable for securities not received from a seller by the settlement date ("securities failed to receive"). Unsettled securities transactions related to the Company's broker dealer operations are recorded at contract value on a net basis.

2.3 Collaborative Arrangements

The Company has a collaborative agreement with Business Development Asia LLC (BDA), an affiliated entity of the Member, to participate in joint operating activities, including investment banking engagements with third parties. In connection with this agreement, the Member made an initial investment in BDA of $3 million.

2.4 Cash and Cash Equivalents, and Restricted Cash and Cash Segregated Under Federal Regulations

The Company considers highly liquid investments that are purchased with a maturity of three months or less to be cash equivalents. Money market mutual fund investments of $105.0 million are included in cash and cash equivalents and are valued at reported net asset value. In the normal course of business, the Company maintains balances in excess of Federal Deposit Insurance Corporation (FDIC) limits.

At December 31, 2019, cash of $0.5 million is segregated under federal regulations for the benefit of customers in accordance with SEC Rule 15c3-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As part of the Company's lease arrangement for its European offices, the Company is required to maintain a restricted cash account with a financial institution. As of December 31, 2019, the balance in the restricted cash account is $1.6 million.

The following table provides a reconciliation of cash, cash equivalents and restricted cash to amounts reported within the consolidated statement of financial condition (in thousands):

Cash and cash equivalents	$371,189
Restricted cash	2,125
Total cash, cash equivalents and restricted cash	**$ 373,314**

2. Significant Accounting Policies (continued)

2.5 Receivables from Customers

Included in receivables from customers are $1.5 million of receivables related to securities failed to deliver and $7.3 million of receivables for investment banking, asset management, and research fees. At December 31, 2018, the Company had $13.8 million of receivables for investment banking, asset management, and research fees.

2.6 Other Assets

Other assets include prepaid expenses and WBC owned key person life insurance with an aggregate cash surrender value of $10.6 million as of December 31, 2019.

2.7 Fair Value Measurements

Financial instruments are generally recorded at fair value. The Company uses third-party sources combined with internal pricing procedures to determine fair value for all equity and debt securities. The fair value of domestic equity securities is the market price obtained from a national securities exchanges or the sale price in the over-the-counter markets or, if applicable, the official closing price or, in the absence of a sale on the date of valuation, at the latest bid price for securities owned and the latest ask price for securities sold not yet purchased.

Long-term, fixed-income securities are valued based on market quotations by independent pricing services that use prices provided by market makers or matrices that produce estimates of fair market values obtained from yield data relating to instruments or securities with similar characteristics or future contractual sale transactions.

Investments primarily include equities that use valuation methods described above and other funds that are valued at the underlying funds' reported net asset value on the date of valuation. Investments may also include securities for which a market price is not available, or the value of which is affected by a significant valuation event. Fair value for these investments is determined in good faith by management.

ASC Topic 820-10, Fair Value Measurement, establishes a fair value hierarchy that prioritizes observable inputs used in determining the fair value of financial instruments. The degree of judgment utilized in measuring fair value generally correlates to the level of pricing observability. Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal market, or in the absence of a principal market, the most advantageous market. Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. These inputs are summarized in the three broad levels below:

Level 1: Valuations are based on quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of assets and liabilities that are categorized by the Company as Level 1 generally include money market mutual funds, mutual funds, and exchange-traded equity securities.

2. Significant Accounting Policies (continued)

2.7 Fair Value Measurements (continued)

Level 2: Valuations are based on quoted prices for identical or similar instruments in less than active markets and valuation techniques for which significant assumptions are observable, either directly or indirectly. The types of assets and liabilities that are categorized by the Company as Level 2 generally include non-exchange-traded equities, U.S. government and government agency securities, most corporate obligations, securities borrowed, and securities purchased under agreement to resell.

Level 3: Valuations are based on valuation techniques whereby significant assumptions and inputs are unobservable and reflect the Company's best estimate of assumptions it believes market participants would use in pricing the asset or liability. The types of assets and liabilities that are categorized by the Company as Level 3 would generally include certain restricted securities, securities with inactive markets, subordinated borrowings, and forgivable loans.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among levels are deemed to occur at the beginning of the period.

2.8 Collateralized Securities Transactions

Transactions involving securities purchased under agreements to resell (reverse repurchase agreements) are accounted for as collateralized financings and are recorded at the amount of the contract plus accrued interest, which approximates fair value. The Company's policy is to obtain possession of the reverse repurchase agreements collateral and to monitor the value daily. At December 31, 2019, the Company had $1.7 million in reverse repurchase agreements collateralized by $1.7 million of U.S. Treasury Securities at fair value, respectively. The Company's reverse repurchase agreements are open ended. These securities primarily cover short sales of U.S. Treasury Securities in proprietary trading accounts.

Securities borrowed, collateralized by cash, are treated as collateralized financing transactions and are recorded at the amount of cash collateral advanced. The Company monitors the market value of securities borrowed on a daily basis, with collateral refunded or collected as necessary. Counterparties are principally other brokers and dealers and financial institutions. As of December 31, 2019, the Company has received securities with a market value of $2.1 million related to the $2.2 million of securities borrowed transactions. These securities have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary sales. The Company has the right to sell or re-pledge securities it receives under its securities borrowed transactions.

2. Significant Accounting Policies (continued)

2.9 Fixed Assets

Fixed assets consist of furniture and fixtures, equipment and network, software, and leasehold improvements. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the useful life. Software purchased, office furnishings and equipment are amortized on a straight-line basis.

- Leasehold improvements – shorter of lease term or useful life
- Furniture and fixtures – 7 years
- Equipment and network – 5 years
- Software – 3 years

2.10 Foreign Currency

The Company revalues assets and liabilities denominated in non-U.S. currencies into U.S. dollars at the end of each month using applicable exchange rates. Transactions in individual foreign operations, denominated in currencies other than their respective functional currencies, are translated into their functional currencies at the rates prevailing at the dates of the transactions. Assets and liabilities denominated in foreign currencies are subsequently translated into their respective functional currencies at the exchange rates prevailing at the balance sheet date.

Assets and liabilities are translated at the exchange rate at the consolidated statement of financial condition date.

Exchange differences arising on retranslation of assets and liabilities are recognized on a cumulative basis directly in a separate component of equity classified as cumulative translation adjustment which is a component of accumulated other comprehensive income/(loss).

2.11 Credit Risk, Financing Risk, Foreign Currency Risk and Market Risk

Credit risk represents the potential financial loss that the Company would incur if a counterparty fails to meet its contractual obligation. The Company is engaged in various trading and brokerage activities with broker-dealers, banks, and other financial institutions. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty.

Financing risks include the exposure the Company has to margin requirements in place with clearing brokers and counterparties, and the risk that ongoing financing arrangements may not be available in the future at rates which are desirable to the Company. Changes in margin requirements, including the related changes in fair value of investments, may result in the Company having to pledge additional margin or to sell securities to meet required margin. These activities may take place when market conditions are not optimal and may result in a realized loss on securities transactions and additional margin requirements with clearing brokers and counterparties.

2. Significant Accounting Policies (continued)

2.11 Credit Risk, Financing Risk, Foreign Currency Risk and Market Risk (continued)

Market risk is the risk that changes in the level of volatility of market prices, which include but are not limited to, interest rates, exchange rates and equity prices, will have an adverse effect on income or capital resources of the Company. The Company's trading and financing activities are subject to market risk.

Foreign currency risk is the risk arising from the exposure to changes in foreign exchange rates. The Company is exposed to the risk that currency movements can affect the value of the assets or liabilities.

2.12 Accrued Compensation

Included in accrued compensation on the consolidated statement of financial condition are amounts related to discretionary and non-discretionary liabilities as estimated by the Company. The discretionary portion forms the majority of the balance and are paid before the date on which the consolidated statement of financial condition was available to be issued.

2.13 Recently Issued and Adopted Accounting Standards

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, "Leases (Topic 842)"("ASU 2016-02"). ASU 2016-02 requires lessees to recognize an operating lease right-of-use (ROU) asset and operating lease liability on the consolidated statement of financial condition for all leases with a term longer than 12 months and disclose key information about leasing arrangements.

The Company adopted ASU 2016-02 as of January 1, 2019 using the modified retrospective approach and applied the package of practical expedients in transitioning to the new guidance. Electing the package of practical expedients allowed the Company to not reassess: (i) whether any expired or existing contracts for office space and certain office equipment are or contain leases, (ii) lease classification for any expired or existing leases and (iii) initial direct costs for any expired or existing leases. Also, the Company has elected the practical expedient to not separate lease components from non-lease components.

Upon adoption, the Company recognized ROU lease assets of approximately $18.8 million and lease liabilities of approximately $20.3 million. The difference between the ROU lease assets and the lease liabilities is primarily due to lease incentives.

3. Income Taxes

The Company and the Member are pass-through entities for U.S. federal and state income tax purposes.

The Company is subject to taxes in various jurisdictions; however, these taxes are on the entity and are not otherwise creditable at the partner level.

WBIL is subject to UK, German, Chinese, Dutch, Swedish and Swiss income taxes. Foreign income taxes paid are allocated to the partners of the Member and are available as foreign tax credits.

Management has analyzed the Company's uncertain tax positions with respect to all applicable income tax issues for all open tax years and concluded that no provision for uncertain tax positions is needed.

The Company believes that it is subject to U.S. federal and state income tax examination for the years 2015 through 2019 and any UK, German, Chinese, and Swiss tax examinations for the years 2015 through 2019.

4. Deposits with Clearing Organizations

At December 31, 2019, cash of $7.8 million was deposited as collateral to secure deposit requirements at various clearing corporations.

5. Fair Value of Financial Instruments

The Company uses the fair value hierarchy for determining and disclosing the fair value of financial instruments by valuation technique (as described in note 2.7). The hierarchy distinguishes the significance of the inputs used in determining the fair value measurements of the various instruments.

The following table represents the fair value of financial instruments shown by level as of December 31, 2019 (in thousands):

	Level 1	Level 2	Level 3	Total
Assets				
Cash Equivalents	$105,000			$105,000
Trading securities:				
Corporate debt		15		15
Equity securities	10,544			10,544
Affiliated mutual funds, U.S. government, and other equity securities	11,128	1,731	1,641	14,500
Total assets	**$126,672**	**$1,746**	**$1,641**	**$130,059**
Liabilities				
Trading securities sold, not yet purchased:				
Equity securities	$1,134			$1,134
Corporate debt				
U.S. government		1,694		1,694
Total liabilities	**$1,134**	**$1,694**		**$2,828**

5. Fair Value of Financial Instruments (continued)

The following table represents the Level 3 roll forward as of December 31, 2019 (in thousands):

	Other equity securities	Total
Balance December 31, 2018	$1,378	$1,378
Purchases (Sales)		
Transfers in/(out)		
Realized Gains		
Unrealized Gains	263	263
Balance December 31, 2019	**$1,641**	**$1,641**

Certain financial instruments are not carried at fair value, but their fair value is required to be disclosed. The following is a summary of the carrying amounts and estimated fair values of these financial instruments at December 31, 2019 (in thousands):

Financial Instrument	Carrying Value	Fair Value
Securities Borrowed	$2,153	$2,088
Reverse Repurchase Agreements	1,731	1,731
Subordinated Borrowings	13,075	13,075
Secured Demand Notes	13,075	13,075
Forgivable Loans	3,632	3,209
	$33,666	**$33,178**

Financial instruments, such as securities purchased under agreements to resell and securities borrowed, are repriced frequently or bear market interest rates and, accordingly, are carried at contractual amounts approximating fair value.

The carrying amount of subordinated borrowings and secured demand notes closely approximates fair value based upon market rates of interest available to the Company at December 31, 2019.

The fair value of the forgivable loans is determined using a cash flow model that projects future cash flows based upon contractual obligations, to which the Company then applies an appropriate discount rate. The discount rate approximates the current market interest rate of the forgivable loans, which is an unobservable input.

6. Other Receivables

Other receivables include mutual fund fees, reimbursable expenses, net of the allowance for doubtful accounts, and loans made to employees. Employee loans are forgiven based on continued employment. These loans are generally between 3 and 8 years. Other receivables include the following (in thousands):

Forgivable loans	$3,632
Reimbursable expenses	10,503
Fees receivable	1,925
Other	5,425
Total	**$ 21,485**

7. Secured Demand Notes and Subordinated Borrowings

At December 31, 2019, the Company had subordinated borrowings of $13.1 million. Subordinated borrowings represent notes payable to current partners of the Member. The partners of the Member contributed secured demand notes payable of $13.1 million to the Company at the time of the issuance of the subordinated borrowings. These secured demand notes are collateralized by cash of $13.4 million included in payable to Partners of the Member on the consolidated statement of financial condition. The Company pays an interest rate of 4.0% on its subordinated borrowings. The secured demand note agreements carry an initial two-year term. Collateral is returned to the lender after FINRA approves the termination or prepayment of the note.

The Company has communicated to holders that all currently outstanding subordinated borrowings will be retired as the current terms expire. FINRA has approved the remaining borrowings to be retired on February 28, 2020.

8. Fixed Assets

The following is a summary of fixed assets as of December 31, 2019 (in thousands):

Furniture and equipment	$16,336
Leasehold improvements	21,067
Software	38,843
	76,246
Less accumulated depreciation and amortization	(58,739)
	$17,507

9. Secured Financing Agreements

Substantially all of the Company's reverse repurchase agreements and securities borrowing activity are transacted under master agreements that may allow for offsetting of all contracts with a given counterparty in the event of default by one of the parties. However, the Company does not transact in repurchase agreements or securities lending and therefore has no amounts with a potential right of offset in the event of default. There were no open derivative contracts as of December 31, 2019.

(Table presented in thousands)

Description	Gross amounts of recognized assets	Gross liabilities offset in the Consolidated Statement of Financial Condition	Net Amounts of assets presented in the Consolidated Statement of Financial Condition	Gross Amounts Not Offset in the Consolidated Statement of Financial Condition		Net Amount
				Securities Collateral	Cash Collateral Received	
Securities borrowed	$2,153	$ -	$2,153	$(2,088)	$-	$65
Securities purchased under agreements to resell	1,731	-	1,731	(1,711)	-	20
Total	**$3,884**	**$ -**	**$ 3,884**	**$(3,799)**	**$-**	**$85**

10. Commitments and Contingent Liabilities

The contract amounts of open contractual commitments of fixed income securities reflect the Company's extent of involvement in a delayed delivery and do not represent the risk of loss due to counterparty nonperformance. Settlement of these transactions is not expected to have a material effect upon the Company's consolidated financial position.

In the normal course of business, the Company enters into underwriting commitments. However, there were no transactions relating to such underwriting commitments that were open at December 31, 2019.

The Company is a party to lawsuits, regulatory inquires and proceedings incidental to its securities, investment and underwriting businesses. In the opinion of management, after consultation with outside legal counsel, there is a remote chance that the ultimate resolution of such litigation will have a material adverse effect on the Company's consolidated financial position. The Company recognizes liabilities for such contingencies when management determines that a loss is probable and reasonably estimable.

10.1 Leases

The Company's non-cancellable lease agreements covering office space and certain office equipment require annual lease payments through the year 2030.

Aggregate minimum lease commitments on an undiscounted basis for the Company's operating leases (including short-term leases) as of December 31, 2019 are as follows (in thousands):

Year	Lease Payments
2020	$5,762
2021	5,029
2022	3,176
2023	2,959
2024	3,033
Thereafter	8,163
Total minimum lease payments	**$28,122**
Less: interest	3,922
Less: future lease liabilities	6,424
Present value of lease liabilities	**$17,776**

The Company determines if an arrangement is an operating lease at inception. Leases with an initial term of 12 months or less are not recorded on the consolidated statement of financial condition. All other operating leases are recorded on the consolidated statement of financial condition with operating lease ROU assets representing the right to use the underlying asset for the lease term and lease liabilities representing the obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term and include options to extend or terminate the lease when they are reasonably certain to be exercised. The operating lease ROU assets represent the operating lease liability, plus any lease payments made at or before the commencement date, less any lease incentives received.

10. Commitments and Contingent Liabilities (continued)

10.1 Leases (continued)

The weighted average remaining lease term was 6.62 years at December 31, 2019.

The discount rate used to determine the present value of the remaining lease payments reflects the Company's incremental borrowing rate, which is the rate the Company would have to pay to borrow on a collateralized basis over a similar term in a similar economic environment. The Company applied the portfolio approach in determining the discount rates for its leases. The weighted-average discount rate was 5.0 percent at December 31, 2019.

10.2 Guarantees

Pursuant to the Company's clearing agreement with NFS, the Company indemnifies NFS against certain claims, damages, losses, judgments, costs, and expenses. The Company does not expect losses under this indemnification to be material to the Company's financial condition.

The Company applies the provisions of the FASB ASC Topic 460, Guarantees, which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company provides guarantees to securities clearing houses. These guarantees are generally required under the standard membership and licensing agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearinghouses often require members to post collateral (see Note 4).

The Company's liability under such guarantees is not quantifiable and could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no liability has been recorded.

11. Short-Term Borrowings

The Company has the ability to utilize intra-day or overnight financing available from Bank of New York to facilitate certain underwriting and advisory transactions. As of December 31, 2019, there were no short-term borrowings outstanding.

12. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the clearance, execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or counterparty is unable to fulfill its contracted obligations, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Contractual commitments provide for the delayed delivery of securities with the seller agreeing to make delivery at a specified future date and price or yield. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in market value.

12. Financial Instruments with Off-Balance Sheet Risk (continued)

Trading securities sold, not yet purchased consist primarily of equity and U.S. government securities and are valued at fair value. Trading securities sold, not yet purchased obligate the Company to purchase the securities at a future date at then-prevailing prices, which may differ from the fair values reflected in the consolidated statement of financial condition. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

13. Variable Interest Entities

The Company is required to consolidate all Variable Interest Entities (VIE) for which it is considered the primary beneficiary. The determination as to whether the Company is considered to be the primary beneficiary is based on whether the Company has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company has not consolidated any VIEs and substantially all assets related to such entities are included in firm owned investments on the Consolidated Statement of Financial Condition. Furthermore, the Company has not provided financial or other support to these VIEs that it was not previously contractually required to provide as of December 31, 2019.

Firm owned investments consist primarily of holdings in William Blair SICAV products, held by WBIL. This is valued at the underlying fund's reported net asset value (NAV) on the date of valuation. At the balance sheet date, the NAV was $11.1 million. The William Blair SICAV is subject to equity price risk. The assets in the SICAV are marketable equity positions and these are monitored by Company personnel.

14. Related Party Transactions

Included in investments is $11.1 million of investments in the William Blair SICAV products with an unrealized gain of $2.3 million. The affiliated funds are also an investment option available in the 401(K) plans offered to employees.

As of December 31, 2019, the Company recorded a payable to BDA of $3.2 million, which is included in accrued expenses in the consolidated statement of financial condition.

In connection with the Shared Services Agreement, effective July 1, 2015, and amended as January 1, 2017 (effective January 1, 2017), the Company allocates certain costs to William Blair Investment Management, LLC (WBIM). WBIM, a wholly owned subsidiary of the Member, is a registered investment advisor under the Investment Advisers Act of 1940, and provides investment advisory and related services to financial institutions.

Furthermore, in exchange for broker dealer services rendered in connection with the distribution of the William Blair SICAV products, WBIM compensates the Company for an amount equal to amounts incurred by the Company in connection with retrocession or rebate payments to outside distributors of the William Blair SICAV products. Included in other receivables is $0.6 million related to the retrocession reimbursement.

14. Related Party Transactions (continued)

The Company has agreed to facilitate payments for direct expenses incurred by WBIM in connection with its investment management business. These direct costs are paid by the Company on behalf of WBIM and are settled against intercompany balances between the Company and WBIM.

In connection with the Shared Services Agreement, effective May 2018, WBIM provides Wo Bai with personnel. Personnel reside in Shanghai and, among other things, conduct research on companies located in Asia-Pacific region for the sole and exclusive use of WBIM and its affiliates.

Transactions between the Company and WBIL are eliminated on consolidation.

The balance between the Company and WBIM is a receivable of $1.8 million and the intra-group balance between the Company and the Member is a receivable of $4.0 million.

Periodically during the year, the Company makes distributions of net income to the Member.

All intercompany balances are settled at least twice a year or as otherwise agreed by the parties and are not interest-bearing, with the exception of the below.

An agreement is in place between the Company and the Member whereby the Member may lend cash to the Company for use in day-to-day operations. This loan agreement has on demand features and incurs interest based on 30 day LIBOR. Interest expense related to this loan totaled $0.5 million. There are no amounts outstanding as of December 31, 2019.

15. Net Capital Requirements

The Company is subject to the net capital rules of the SEC and FINRA. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1.0 million or 2% of aggregate debit items, as defined. At December 31, 2019, the Company had net capital of $338.2 million and required net capital of $1.0 million. The Company's ratio of net capital to aggregate debit items was 18,554%.

Prepayment of subordinated borrowings and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and the rules of certain other regulatory bodies.

The assets of $55.1 million and the capital of $27.9 million of WBIL are included in the consolidated computation of the Company's net capital because the assets of WBIL are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1, which resulted in an increase in net capital of $5.6 million.

16. Subsequent Events

The Company evaluated subsequent events through the date on which the consolidated statement of financial condition was available to be issued.

At the date in which subsequent events were evaluated through, one capital withdrawal totaling $161.0 million, relating to 2019 business operations and results, was made by the Company to the Member.